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                                  SCHEDULE 13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                                    DDi Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    233162106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 25, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)\

     [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106

________________________________________________________________________________

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners (23A SBIC), LLC
     (as successor in interest of Chase Manhattan Capital, LLC)

     13-3986302
     ...........................................................................
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) .......................................................................

     (b) .......................................................................

________________________________________________________________________________
3.   SEC Use Only
                 ...............................................................
________________________________________________________________________________
4.   Citizenship or Place of Organization Delaware
                                           .....................................


________________________________________________________________________________
  Number of    5.   Sole Voting Power 0
                                     ...........................................
   Shares
               _________________________________________________________________
Beneficially   6.   Shared Voting Power
                                        ........................................
  Owned by
               _________________________________________________________________
    Each       7.   Sole Dispositive Power 0
                                           .....................................
  Reporting
               _________________________________________________________________
   Person      8.   Shared Dispositive Power
                                               .................................
    With:
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   0
                                                                   .............
________________________________________________________________________________
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  ..............................................................
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)  0%
                                                       .........................
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)
________________________________________________________________________________
OO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

________________________________________________________________________________


SEC 1745 (3-98)                Page 2 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106

PRELIMINARY NOTE:   The  information  contained  in this  Schedule  13G has been amended to reflect the sale by the Reporting Person of all of the Issuer's voting securities previously owned by the Reporting Person.

ITEM 1.

               (A)  NAME OF ISSUER:

                    DDi Corp.

               (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    1220 Simon Circle
                    Anaheim, CA  92806

ITEM 2.

               (A)  NAME OF PERSON FILING:

                    J.P. Morgan Partners (23A SBIC), LLC
                    (as successor in interest of Chase Manhattan Capital, LLC)

                    Supplemental information relating to the ownership and control of the person filing this statement is included in
                    Exhibit 2(a) attached hereto.

               (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    1221 Avenue of the Americas
                    New York, New York  10020

               (C)  CITIZENSHIP:

                    Delaware

               (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

                    Common Stock

               (E)  CUSIP NUMBER: 233162106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


               Not applicable.

ITEM 4.   OWNERSHIP

               (A)  AMOUNT BENEFICIALLY OWNED:

                    0

               (B)  PERCENT OF CLASS:

                    0%


SEC 1745 (3-98)                Page 3 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


               (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                    (i)       0
                    (ii)      Not applicable.
                    (iii)     0
                    (iv)      Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.  CERTIFICATION

               Not applicable


SEC 1745 (3-98)                Page 4 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                               J.P. MORGAN PARTNERS (23A SBIC), LLC

                               By: J.P. Morgan Partners (23A SBIC Manager), Inc.


                               By:   /s/ Jeffrey C. Walker
                                   ---------------------------------------------
                                   Name:  Jeffrey C. Walker
                                   Title: President


SEC 1745 (3-98)                Page 5 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                                  EXHIBIT 2(A)

               This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (as successor in interest of Chase Manhattan Capital, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

               JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

               Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 6 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

                               EXECUTIVE OFFICERS(1)
                               ------------------

President                                               Jeffrey C. Walker*
Executive Vice President                                Mitchell J. Blutt, M.D.*
Executive Vice President                                Arnold L. Chavkin*
Executive Vice President                                John M.B. O'Connor*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       John R. Baron*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       David S. Britts*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Jerome Colonna*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       David L. Ferguson*
Managing Director                                       David Gilbert*
Managing Director                                       Eric A. Green*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Donald J. Hofmann, Jr.*
Managing Director                                       W. Brett Ingersoll*
Managing Director                                       Alfredo Irigoin*
Managing Director                                       Andrew Kahn*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Thomas G. Mendell*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Robert R. Ruggiero, Jr.*
Managing Director                                       Susan L. Segal*
Managing Director                                       Kelly Shackelford*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       Patrick J. Sullivan*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr.*
Managing Director                                       Damion E. Wicker, M.D.*
Managing Director                                       Eric R. Wilkinson*
Senior Vice President                                   Marcia Bateson*
Senior Vice President and Assistant Secretary           Mounir Nahas*
Senior Vice President and Assistant Secretary           Stephen Skoczylas*
Senior Vice President, Treasurer and
  Assistant Secretary                                   Elisa R. Stein*
Vice President and Assistant Secretary                  Jeffrey Glatt*
Vice President and Assistant Secretary                  Puneet Gulati*
Vice President and Assistant Secretary                  Sandra King*
Vice President and Assistant Secretary                  Scott Kraemer*
Secretary                                               Anthony J. Horan**
Assistant Secretary                                     Robert C. Caroll**
Assistant Secretary                                     Denise G. Connors**

--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                                  DIRECTORS(1)
                                  ---------

                               Jeffrey C. Walker*


--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 8 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)
                              ------------------

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer,
  Investment Bank                                       Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market,        David A. Coulter*
  Financial Services and Management and Private Banking
Director of Human Resources                             John J. Farrell*
Vice Chairman; Chairman, Investment Bank                Walter A. Gubert*
Vice Chairman                                           Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer,
  Investment Bank                                       Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Vice Chairman                                           Jeffrey C. Walker**
Executive Vice President; General Auditor               William J. Moran*
Chief Financial Officer                                 Dina Dublon*
Executive Vice President; Head of Market                Lesley Daniels Webster*
  Risk Management
Managing Director; Corporate Treasurer                  David B. Edelson*
Managing Director; Head of Credit Risk Policy           Suzanne Hammett*
Corporate Secretary                                     Anthony James Horan*
Senior Vice President; Chief Compliance Officer         Gregory S. Meredith*
Controller                                              Joseph L. Scalfani*
Assistant Corporate Secretary                           James C. Berry*

                                  DIRECTORS(1)
                                  ---------

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------

---------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

SEC 1745 (3-98)                Page 9 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman      Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 10 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)
                              -------------------

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer,
    Investment Bank                                     Geoffrey T. Boisi*
Vice Chairman; Head of Retail and Middle Market,
    Financial Services and Management and
    Private Banking                                     David A. Coulter*
Director of Human Resources                             John J. Farrell*
Vice Chairman; Chairman, Investment Bank                Walter A. Gubert*
Vice Chairman                                           Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer,
    Investment Bank                                     Donald H. Layton*
Vice Chairman                                           James B. Lee Jr.*
General Counsel                                         William H. McDavid*
Vice Chairman; Head of Finance, Risk Management
    and Administration                                  Marc J. Shapiro*
Vice Chairman                                           Jeffrey C. Walker**
Executive Vice President; General Auditor               William J. Moran*
Chief Financial Officer                                 Dina Dublon*
Executive Vice President; Head of Market
    Risk Management                                     Lesley Daniels Webster*
Managing Director; Corporate Treasurer                  David B. Edelson*
Managing Director; Head of Credit Risk Policy           Suzanne Hammett*
Corporate Secretary                                     Anthony James Horan*
Senior Vice President; Chief Compliance Officer         Gregory S. Meredith*
Controller                                              Joseph L. Scalfani*
Assistant Corporate Secretary                           James C. Berry*

                                  DIRECTORS(1)
                                  ---------

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

SEC 1745 (3-98)               Page 11 of 12 pages

                                  SCHEDULE 13G
ISSUER:  DDi Corp.                                          CUSIP NO.: 233162106


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

SEC 1745 (3-98)                Page 12 of 12 pages